FOR IMMEDIATE RELEASE

Formula Systems announces the appointment of Guy Bernstein as Chief Executive Officer of Formula Systems replacing Gad Goldstein

Herzliya, Israel – January 22, 2008 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today the appointment of Mr. Guy Bernstein to the position of Chief Executive Officer, replacing Mr. Gad Goldstein.

Gad Goldstein, a co-founder and a leading executive of Formula Systems for over two decades, has decided to move on and pursue new business opportunities.

Mr. Bernstein was appointed an executive director of Formula in November 2006 when Emblaze acquired a controlling interest in Formula. Since then he has played a key role in planning and executing Formula’s strategic directions.

Gad Goldstein, departing President & CEO of Formula, commented: "Together with a very talented team we managed to turn a small software service company into a global leading provider of software solutions, services and technologies. Through numerous acquisitions, integration processes and financial offerings, we created value to the Formula shareholders, customers and employees for 23 years."

Gad Goldstein added: "Guy has been deeply involved in Formula’s business; he is very well positioned to face the challenges, and benefit from the seeds my team and I planted. Since Guy joined Formula, he has been instrumental to our success. I believe that Guy is a business visionary and has the managerial skills and personality to take the company to its future success and prosperity."

Guy Bernstein, appointed CEO of Formula, commented: “I would like to thank Gad for his leadership in creating the strategic vision and in building Formula as a global IT company. Gad's outstanding integrity, dedication and cooperation extended to us since the acquisition of Formula, are honored and appreciated. My goal is to further improve Formula’s operational results and deliver sustainable and profitable growth.”

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President & CEO, Formula Systems Ltd.,

Naamit Salomon, CFO, Formula Systems Ltd.

+972-9-959-8800